NO ACT

PE
5-14-10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

10013106

Received SEC
JUN 24 2010
Washington, DC 20549

June 24, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 06-24-2010

Michael H. Cole
Secretary
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430

Re: Smithfield Foods, Inc.
Incoming letter dated May 14, 2010

Dear Mr. Cole:

This is in response to your letter dated May 14, 2010 concerning the shareholder proposal submitted to Smithfield by Calvert Asset Management Company, Inc. on behalf of the Summit S&P Mid Cap 400 Index Portfolio. We also have received a letter from Calvert Asset Management Company, Inc. dated June 3, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Ivy Wafford Duke
Assistant Vice President and Deputy General Counsel
Calvert Asset Management Company, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

June 24, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Smithfield Foods, Inc.
Incoming letter dated May 14, 2010

The proposal relates to greenhouse gas emissions.

We are unable to concur in your view that Smithfield may exclude the proposal under rules 14a-8(b) and 14a-8(f). In this regard, we note that Calvert Asset Management Company, Inc. submitted the proposal on behalf of the Summit S&P Mid Cap 400 Index Portfolio, the proponent, and that State Street Corporation has provided a written statement verifying that the proponent satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we do not believe that Smithfield may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Calvert

INVESTMENTS
THAT MAKE A DIFFERENCE®

2010 JUN -8 AM 9:07

June 3, 2010

Via Overnight Mail
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Response to the No-Action Request by Smithfield Foods, Inc.

Ladies and Gentlemen:

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, Calvert Asset Management Company, Inc. ("Calvert"), as the investment adviser to Calvert VP S&P Mid Cap 400 Index Portfolio (formerly the Summit S&P Mid Cap 400 Index Portfolio)(the "Portfolio") and acting on the Portfolio's behalf, caused a shareholder proposal ("Proposal") to be submitted to Smithfield Foods, Inc. ("Smithfield" or the "Company").[1] The Proposal requests the Board of Directors of Smithfield to adopt quantitative goals for reducing total greenhouse gas emissions from the Company's operations, including animal-related sources, and report to shareholders on its plans to achieve these goals, within six months of the 2010 annual meeting.

On May 14, 2010, Smithfield wrote the Securities and Exchange Commission Division of Corporation Finance, seeking assurance that it will not recommend enforcement action if Smithfield omits the Proposal from its 2010 Proxy Materials. Smithfield asserts that the Proposal may be excluded as it argues that the Proponent does not have an economic stake in Smithfield, nor does it have the

[1] The Calvert VP S&P Mid Cap 400 Index Portfolio is a series of Calvert Variable Products, Inc. (the "Fund"), which is part of the Calvert Family of Mutual Funds, a family of open-end investment companies, or mutual funds, registered under the Investment Company Act of 1940. The Funds are sponsored by Calvert Group, Ltd., a financial services firm specializing in tax-free and socially responsible investing. Calvert's philosophy is that shareholders can make sound investments without compromising their values. The Calvert Family of Funds represents approximately $14 billion in assets.

A UNIFI Company
4550 Montgomery Avenue
Bethesda, MD 20814
301.951.4800
www.calvert.com

authority to submit a shareholder proposal on behalf of the Portfolio. Alternatively, Smithfield argues that the Portfolio has not sufficiently documented its eligibility to submit the Proposal.

In response, I respectfully submit that Smithfield's arguments are misinformed and at best do not constitute an accurate portrayal of the circumstances surrounding the submission. In March, the Proposal was submitted, requesting that the Company take certain steps towards reducing total greenhouse gas emissions.[2] To date, Calvert has been disappointed with the Company's response to it, a shareholder, who simply seeks to dialogue with the Company about how the Company's operations impact climate change. Instead of pursuing a discussion on the substantive issues, the Company has chosen to attempt to avoid the issue by challenging the Proposal and raising various dubious reasons for why it can be excluded from the proxy materials.

The truth of the matter though, is that the Proposal should <u>not</u> be excluded from the proxy materials as it was properly submitted. Calvert served as an intermediary for the Portfolio's submission of the Proposal. The Proposal was submitted "on behalf" of the Portfolio, meaning that the Portfolio was the true proponent of the shareholder resolution. Additionally, as the investment adviser to the Portfolio, Calvert is authorized to serve as the agent of the Portfolio to vote proxies and submit shareholder resolutions related to a company's shareholder meetings. The Company has been provided with a copy of the investment advisory agreement between the Fund and Calvert that establishes the traditional advisory services to be provided the Portfolio, and I attach a copy of the Portfolio's Proxy Voting Guidelines (as approved by all Calvert Funds) that delineates that the adviser is responsible for handling those related proxy matters

---

[2] For a better understanding of the nature of Calvert's process of socially responsible investing and in particular, the genesis of the shareholder proposal submitted to Smithfield, please note that Calvert seeks companies in which it invests, to have a clear understanding of the costs and opportunities of climate change, and a strategic sense of how to manage both. Climate change is a term that implies dramatic changes in climatic conditions, whether these changes are man-made or naturally occurring. Man-made climate change is the dramatic increase in global temperatures primarily caused by emissions of greenhouse gases from the use of fossil-based fuels and industrial processes. Further, there is a mounting scientific consensus around the potential catastrophic impacts of a continued atmospheric increase in carbon dioxide and other greenhouse gas emissions, such as a rise in sea level; increased severity of storms, floods, fires, and droughts; and a fundamental shift in the distribution of diseases and pests. Thus, the Proposal requested Smithfield to adopt goals for reducing greenhouse gas emissions.

that may come before the Portfolio. Further still, the fact of the matter is that the Portfolio is a shareowner in the Company. As is the practice in the mutual fund industry, State Street serves as the Portfolio's custodian, which has actual possession of the share certificates; and the custodian's documentation evidences that the Portfolio holds approximately 15,385 shares in the Company, and has held 14,096 shares continuously for more than the past year (at the time the Proposal was submitted), and will continue to hold the shares through the date of the 2010 annual meeting.

Accordingly, I argue that the Portfolio has an economic stake in Smithfield, and acting through its portfolio manager, properly submitted the Proposal to Smithfield. I therefore appeal to the Division to reject the Company's petition for a no-action position. Please feel free to contact me at 301-951-4858 to further discuss the arguments proffered herein.

Truly yours,

Ivy Wafford Duke

Ivy Wafford Duke, Esq.

Assistant Secretary
Calvert Variable Products, Inc. (formerly Summit Mutual Funds, Inc.)

Assistant Vice President and Deputy General Counsel
Calvert Asset Management Company, Inc.

cc: Michael H. Cole
Secretary
Smithfield Foods, Inc.

Stu Dalheim
Director of Shareholder Advocacy
Calvert Asset Management Company, Inc.

2010 ... -8 AM 9:07

Calvert
INVESTMENTS
THAT MAKE A DIFFERENCE®

GLOBAL PROXY VOTING GUIDELINES FOR CALVERT FAMILY OF FUNDS*

I. Introduction

Calvert believes that healthy corporations are characterized by sound corporate governance and overall corporate sustainability and social responsibility. The well-governed company meets high standards of corporate ethics and operates in the best interests of shareowners. The sustainable and socially responsible company meets high standards of corporate ethics and operates in the best interests of other stakeholders (employees, customers, communities and the environment). In our view, companies that combine good governance and corporate sustainability and social responsibility are better positioned for long-term success.

- *Long-Term Value.* Responsible, healthy companies are those that focus on long-term value creation that aligns the interests of management with those of shareowners and other stakeholders. Good governance is likely to be compromised when a company becomes myopic, focusing on current earnings expectations and other short-term goals rather than the fundamental soundness of the enterprise over the longer term. A focus on long-term value creation also increases the relevance of companies' environmental management, treatment of workers and communities, and other sustainability and social responsibility factors. Just as a short-term focus on earnings performance can compromise long-term shareowner interests, so can poor treatment of workers, communities, the environment or other stakeholders create short-term gain while increasing risks and compromising performance over the longer term. Calvert's proxy voting guidelines support governance structures and policies that keep the focus

* Calvert's sustainable and socially responsible investment fund portfolios apply both the "Corporate Governance" and "Corporate Sustainable and Socially Responsible" guidelines, while Calvert's non-socially screened mutual fund portfolios only apply the "Corporate Governance" guidelines.

of company management on long-term corporate health and sustainable financial, social and environmental performance.

- *Accountability.* Corporate management must be accountable to many interests, including investors, stakeholders, and regulators. Management of a company must be accountable to the board of directors; the board must be accountable to the company's shareowners; and the board and management together must be accountable to the stakeholders. Some governance structures by their very nature weaken accountability, including corporations that are too insulated from possible takeovers. Certain other governance structures are well suited to manage this accountability: independent boards that represent a wide variety of interests and perspectives; full disclosure of company performance on financial, environmental, and social metrics; charters, bylaws, and procedures that allow shareholders to express their wishes and concerns; and compensation structures that work to align the interests and time-frames of management and owners. Calvert's proxy voting guidelines support structures that create and reinforce accountability, and oppose those that do not.

- *Sustainability.* Well-governed companies are those whose operations are financially, socially and environmentally sustainable. Sustainability requires fair treatment of shareholders and other stakeholders in order to position the company for continued viability and growth over time. Effective corporate governance, like national governance, cannot indefinitely ignore or exploit certain groups or interests to the benefit of others without incurring mounting risks for the corporation. For example, companies that provide excessive compensation to executives at the expense of other employees and shareowners are creating risks that may be expressed in rising employee turnover or activist campaigns targeting corporate practices. Companies that fail to account for potential liabilities associated with climate change may be creating risks that will be expressed in costly government regulation or uninsured catastrophic losses. Calvert's proxy voting guidelines aim to support sustainable governance that attends fairly to the interests of shareowners, workers, communities and the environment.

As a long-term equity investor, Calvert strives to encourage corporate responsibility, which includes respectful treatment of workers, suppliers, customers and communities, environmental stewardship, product integrity and high standards of corporate ethics as well as more traditional measures of sound corporate governance. Companies that combine good governance and social responsibility strive to avoid unnecessary financial risk while serving the interests of both shareowners and stakeholders. In our view, Good Governance + Sustainability and Social Responsibility = Corporate Responsibility.

On behalf of our shareholders, Calvert Funds generally vote our proxies in accordance with the positions set forth in these Proxy Voting Guidelines ("the Guidelines"). The Guidelines are not meant to be exhaustive, nor can they anticipate every potential voting issue on which the Funds may be asked to cast their proxies. There also may be instances when the Advisor votes the Funds' shares in a manner that does not strictly adhere to or is inconsistent with these Guidelines if doing so is in the best interests of the Funds' shareholders. Also, to the extent that the Guidelines do not address potential voting issues, the Funds delegate to the appropriate advisor the authority to act on its behalf to promote the applicable Funds' investment objectives and social goals. To the extent the Funds vote proxies in a manner not strictly in accordance with these Guidelines, and such votes present a potential conflict of interest, the Funds will proceed in accordance with Section IV below.

- When support for or opposition to a proxy proposal as described below is qualified with the term, "ordinarily," this means that the Fund advisor generally foresees voting all shares as described except in special circumstances where the advisor determines that a contrary vote may be in the best interests of Fund shareholders.
- When support for or opposition to a proxy proposal is qualified by the expression, "on a case by case basis," this means that the Fund advisor cannot determine in advance whether such proposals are generally in the best interests of Fund shareholders and will reserve judgment until such time as the specific proposal is reviewed and evaluated.
- When we use the term, "shareholder," we are referring to Calvert's mutual fund shareholders whose proxy votes we cast in accordance with these Guidelines. When we use the term, "shareowner," we are referring to the equity owners of stock in publicly traded corporations.

Calvert appreciates that issues brought to shareholders may change over time, as both investors' concerns and rules governing inclusion of specific items in corporate proxies change. Corporate governance laws and best practices codes are continuously evolving, worldwide. We have constructed these Guidelines to be both general enough and sufficiently flexible to adapt to such changes. Internationally, corporate governance codes have more in common with each other than do the laws and cultures of the countries in which the companies are domiciled. In light of these different regulatory contexts the Fund advisor will assess both best practices in the country in question and consistency with the Fund's Guidelines prior to voting proxies. To that end, we have not attempted to address every specific issue that may arise on a proxy ballot.

Calvert's proxy voting record is available on the Funds' web site, www.calvert.com, and is also available on the Securities and Exchange Commission's website at www.sec.gov.

II. CORPORATE GOVERNANCE

A. <u>Board and Governance Issues</u>

The board of directors ("the board") is responsible for the overall governance of the corporation, including representing the interests of shareowners and overseeing the company's relationships with other stakeholders. While company boards in most countries do not have a statutory responsibility to protect stakeholders, the duties of care and loyalty encompass the brand, financial, and reputational risks that can result from inadequate attention to stakeholder interests. Thus, in our view, a board's fiduciary duties encompass stakeholder relations as well as protecting shareowner interests.

One of the most fundamental sources of good governance is independence. Directors who have financial or other affiliations with companies on whose boards they serve may face conflicts of interest between their own interests and those of the corporation's shareowners and other stakeholders. In our view, the board should be composed of a majority of independent directors and key committees, including the audit, compensation, and nominating and/or governance committees, should be composed exclusively of independent directors.

Independent directors are those who do not have a material financial or personal relationship with the company or any of its managers that could compromise the director's objectivity and fiduciary responsibility to shareowners. In general, this means that an independent director should have no affiliation with the company other than a seat on the board and (in some cases) ownership of sufficient company stock to give the director a stake in the company's financial performance, but not so great as to constitute a controlling or significant interest.

Because the board's ability to represent shareowners independently of management can be compromised when the Chair is also a member of management, it is beneficial for the Chair of the board to be an independent director.

Another critical component of good governance is diversity. Well-governed companies benefit from a wide diversity of perspective and background on their boards. To bring such diversity to the board, directors should be chosen to reflect diversity of experience, perspective, expertise, gender, race, culture, age and geography. Calvert believes that in an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to a company's success. Corporate diversity helps companies increase the likelihood of making the right strategic and operational decisions, contributes to a more positive public image and reputation, and catalyzes efforts to recruit, retain, and promote the best people, including women and minorities.

Companies that are private may take some time to achieve an adequate balance of diversity and independence on their boards. For private companies, the fund advisor will vote on a case-by-case basis on board independence and board diversity matters.

Each director should also be willing and able to devote sufficient time and effort to the duties of a director. Directors who routinely fail to attend board meetings, regardless of the number of boards on which they serve, are not devoting sufficient attention to good corporate governance.

The board should periodically evaluate its performance, the performance of its various committees, and the performance of individual board members in governing the corporation.

Board Independence

- The Fund advisor will **oppose** slates of directors without at least a majority of independent directors.
- The Fund advisor will **support** proposals requesting that the majority of directors be independent and that the board audit, compensation and/or nominating committees be composed exclusively of independent directors.
- The Fund advisor will **oppose** non-independent directors candidates nominated to the audit, compensation and/or nominating committees.
- The Fund advisor will **support** proposals seeking to separate the positions of Chair of the board and Chief Executive Officer as well as resolutions asking for the Chair to be an independent director.

Board Diversity

- The Fund advisor will **oppose** slates of directors that result in a board that does not include both women and people of color.
- The Fund advisor will **support** proposals requesting that companies adopt policies or nominating committee charters to assure that diversity is a key attribute of every director search.

Board Accountability

- The Fund advisor will **oppose** slates of directors in situations where the company failed to take action on shareowner proposals that passed in previous years.
- The Fund advisor will ordinarily **oppose** director candidates who have not attended a sufficient number of meetings of the board or key committees on which they served to effectively discharge their duties as directors.
- The Fund advisor will **oppose** directors who sit on more than four public company boards and **oppose** directors serve as CEO and sit on more than two additional boards.

Board Committee on Sustainability/Corporate Social Responsibility Issues

Shareholders have filed binding resolutions seeking the creation of a board committee dedicated to long term strategic thinking and risk management of sustainability issues including environment, human rights, diversity and others. While we believe all directors should be informed and active on sustainability issues, we do see the value of a focused sustainability committee.

- The Fund advisor will ordinarily **support** the creation of a board level committee on sustainability/corporate social responsibility issues.

Limitations, Director Liability and Indemnification

Because of increased litigation brought against directors of corporations and the increased costs of director's liability insurance, many states have passed laws limiting director liability for actions taken in good faith. It is argued that such indemnification is necessary for companies to be able to attract the most qualified individuals to their boards.

- The Fund advisor will ordinarily **support** proposals seeking to indemnify directors and limit director liability for acts excluding fraud or other wanton or willful misconduct or illegal acts, but will **oppose** proposals seeking to indemnify directors for all acts.

Limit Directors' Tenure

Corporate directors generally may stand for re-election indefinitely. Opponents of this practice suggest that limited tenure would inject new perspectives into the boardroom as well as possibly creating room for directors from diverse backgrounds. However, continuity is also important and there are other mechanisms such as voting against or withholding votes during the election of directors, which shareholders can use to voice their opposition to certain candidates. It may be in the best interests of the shareowners for long-serving directors to remain on the board, providing they maintain their independence as well as the independent perspective they bring to the board.

- The Fund advisor will examine and vote on a **case-by-case basis** proposals to limit director tenure.

Director Stock Ownership

Advocates of requirements that directors own shares of company stock argue that stock ownership helps to align the interests of directors with the interests of shareowners. Yet there are ways that such requirements may also undermine good governance: limiting board service only to those who can afford to purchase shares; or encouraging companies to use stock awards as part or all of director compensation. In the latter case, unless there are mandatory holding requirements or other stipulations that help to assure that director and shareowner incentives are indeed aligned, awards of stock as compensation can create conflicts of interest where board members may make decisions for personal gain rather than for the benefit of shareowners. Thus, in some circumstances director stock ownership requirements may be beneficial and in others detrimental to the creation of long-term shareowner value.

- The Fund advisor will examine and vote on a **case-by-case basis** proposals requiring that corporate directors own shares in the company.
- The Fund advisor will **oppose** excessive awards of stock or stock options to directors.

Director Elections

Contested Election of Directors

Contested elections of directors frequently occur when a board or shareholder nominated candidate or slate runs for the purpose of seeking a significant change or improvement in corporate policy, control, or structure. Competing slates will be evaluated based upon the personal qualifications of the candidates, the economic impact of the policies that they advance, and their expressed and demonstrated commitment to the interests of all shareholders.

- The Fund advisor will evaluate director nominees on **case-by-case** basis in contested election of directors.

Classified or Staggered Boards

On a classified (or staggered) board, directors are divided into separate classes with directors in each class elected to overlapping three-year terms. Companies argue that such boards offer continuity in strategic direction, which promotes long-term planning. However, in some instances these structures may deter legitimate efforts to elect new directors or takeover attempts that may benefit shareowners.

- The Fund advisor will ordinarily **support** proposals to elect all board members annually and to remove classified boards.

Majority Vote Standard

A majority voting standard allows shareholders with a majority of votes in favor or against determine the election of board nominees. Currently, most board elections are uncontested and allow directors to be elected with a plurality of votes. Calvert believes majority voting increases director accountability to shareholders, as directors recognize shareholders have a voice in the election process.

- The Fund advisor will generally **support** both precatory and binding resolutions seeking to establish a majority vote standard.

Cumulative Voting

Cumulative voting allows shareowners to "stack" their votes behind one or a few directors running for the board, thereby helping a minority of shareowners to win board representation. Cumulative voting gives minority shareowners a voice in corporate affairs proportionate to their actual strength in voting shares. However, like many tools, cumulative voting can be misused. In general, where shareowner rights and voice are well protected by a strong, diverse, and independent board and key committees, where shareowners may call special meetings or act by written consent, and in the absence of strong anti-takeover provisions, cumulative voting is usually unnecessary.

- The Fund advisor will examine and vote on a **case-by-case basis** proposals calling for cumulative voting in the election of directors.

Shareholder Rights

Supermajority Vote Requirements

Supermajority vote requirements in a company's charter or bylaws require a level of voting approval in excess of a simple majority. Generally, supermajority provisions require at least 2/3 affirmative votes for passage of issues.

- The Fund advisor will ordinarily **oppose** supermajority vote requirements.

Shareowner Access to Proxy

Equal access proposals ask companies to give shareowners access to proxy materials to state their views on contested issues, including director nominations. In some cases, such proposals allow shareowners holding a certain percentage of shares to nominate directors. There is no reason why management should be allowed to nominate directors while shareowners – whom directors are supposed to represent – are deprived of the same right. We support the view that shareowners should be granted access to the proxy ballot in the nomination of directors.

- The Fund advisor will ordinarily **support** proposals for shareowner access to the proxy ballot.

Restrictions on Shareowners Acting by Written Consent

Written consent allows shareowners to initiate and carry out a shareowner action without waiting until the annual meeting, or by calling a special meeting. It permits action to be taken by the written consent of the same percentage of outstanding shares that would be required to effect the proposed action at a shareowner meeting.

- The Fund advisor will ordinarily **oppose** proposals to restrict, limit or eliminate the right of shareowners to act by written consent.
- The Fund advisor will ordinarily **support** proposals to allow or facilitate shareowner action by written consent.

Restrictions on Shareowners Calling Meetings

It is common for company management to retain the right to call special meetings of shareowners at any time, but shareowners often do not have similar rights. In general, we support the right of shareowners to call special meetings, even in extraordinary circumstances, such as consideration of a takeover bid. Restrictions on the right of shareowners to call a meeting can also restrict the ability of shareowners to force company management to consider shareowner proposals or director candidates.

- The Fund advisor will ordinarily **oppose** restrictions on the right of shareowners to call special meetings; as such restrictions limit the right of shareowners to participate in governance.

Dual or Multiple Classes of Stock

In order to maintain corporate control in the hands of a certain group of shareowners, companies may seek to create multiple classes of stock with differing rights pertaining to voting and dividends. Creation of multiple classes of stock limits the right of some shareowners – often a majority of shareowners – to exercise influence over the governance of the corporation. This approach in turn diffuses directors' incentives to exercise appropriate oversight and control over management.

- The Fund advisor will ordinarily **oppose** proposals to create dual classes of stock. However, the advisor will examine and vote on a **case-by-case basis** proposals to create classes of stock offering different dividend rights (such as one class that pays cash dividends and a second that pays stock dividends), and may **support** such proposals if they do not limit shareowner rights.
- The Fund advisor will ordinarily **support** proposals to recapitalize stock such that each share is equal to one vote.

Ratification of Auditor and Audit Committee

The annual shareholder ratification of the outside auditors is standard practice. While it is recognized that the company is in the best position to evaluate the competence of the outside auditors, we believe that outside auditors must ultimately be accountable to shareowners. Further, Calvert recognizes the critical responsibilities of the audit committee and its members including the oversight of financial statements and internal reporting controls.

- The Fund advisor will ordinarily **oppose** proposals seeking ratification of the auditor when fees for non-audit consulting services exceed 25 % of all fees or in any other case where the advisor determines that the independence of the auditor may be compromised.
- The Fund advisor will ordinarily **support** proposals to adopt a policy to ensure that the auditor will only provide audit services to the company and not provide other services.

- The Fund advisor will ordinarily **support** proposals that set a reasonable mandatory rotation of the auditor (at least every five years).
- The Fund advisor will ordinarily support proposals that call for more stringent measures to ensure auditor independence.

In a number of countries companies routinely appoint internal statutory auditors.

- The Fund advisor will ordinarily **support** the appointment or reelection of internal statutory auditors unless there are concerns about audit methods used or the audit reports produced, or if there are questions regarding the auditors being voted on.

In some countries, shareholder election of auditors is not common practice.

- The Fund advisor will ordinarily **support** proposals that call for the annual election of auditors by shareholders.

Audit Committee

- The Fund advisor will ordinarily **oppose** members of the audit committee where the audit committee has approved an audit contract where non-audit fees exceed audit fees or in any other case where the advisor determines that the independence of the auditor may be compromised.
- The Fund advisor will ordinarily **oppose** members of the audit committee at companies with ineffective internal controls, considering whether the company has a history of accounting issues, or significant recent problems, and the board's response to them

Transparency and Disclosure

International corporate governance is constantly changing and there have been waves of development of governance codes around the world. The common thread throughout all of these codes is that shareowners want their companies to be transparent.

- The Fund advisor will ordinarily **support** proposals that call for full disclosure of company financial performance.
- The Fund advisor will ordinarily **support** proposals that call for an annual financial audit by external and independent auditors.
- The Fund advisor will ordinarily **support** proposals that call for disclosure of ownership, structure, and objectives of companies, including the rights of minority shareholders vis-à-vis the rights of major shareholders.
- The Fund advisor will ordinarily **support** proposals that call for disclosure of corporate governance codes and structures.

- The Fund advisor will ordinarily **support** proposals that call for disclosure of related party transactions.
- The Fund advisor will ordinarily **support** proposals that call for disclosure of the board nominating process.

Executive and Employee Compensation

Executive risks and rewards need to be better aligned with those of employees, shareowners and the long-term performance of the corporation. Prosperity should be shared broadly within a company, as should the downside risk of share ownership. Executive compensation packages should also be transparent and shareowners should have the right and responsibility to vote on compensation plans and strategy.

There are many companies whose executive compensation seems disconnected from the actual performance of the corporation and creation of shareowner value. The structure of these compensation plans often determines the level of alignment between management and shareowner interests. Calvert stresses the importance of pay-for-performance, where executive compensation is linked to clearly defined and rigorous criteria. These executives should not only enjoy the benefits when the company performs well, but boards should ensure executives are accordingly penalized when they are unable to meet established performance criteria.

Stock option plans transfer significant amounts of wealth from shareowners to highly paid executives and directors. Reasonable limits must be set on dilution caused by such plans, which should be designed to provide incentives as opposed to risk-free rewards.

Disclosure of CEO, Executive, Board and Employee Compensation

- The Fund advisor will ordinarily **support** proposals requesting companies disclose compensation practices and policies--including salaries, option awards, bonuses, and restricted stock grants--of top management, Board of Directors, and employees.

CEO and Executive Compensation

- The Fund advisor will **oppose** executive compensation proposals if we determine that the compensation does not reflect the financial, economic and social circumstances of the company (i.e., during times of financial strains or underperformance).
- The Fund advisor will **support** proposals seeking to establish a shareholder advisory vote on compensation.
- The Fund advisor will **vote on a case-by-case basis** proposals seeking shareholder ratification of the company's executive officers' compensation (also known as an Advisory Vote on Compensation).

Compensation Committee

- The Fund advisor may **oppose** members of the compensation committee when it is determined they have approved compensation plans that are deemed excessive or have not amended their policies in response to shareholder concern.

Executive & Employee Stock Option Plans

- The Fund advisor will ordinarily **oppose** proposals to approve stock option plans in which the dilutive effect exceeds 10 percent of share value.
- The Fund advisor will ordinarily **oppose** proposals to approve stock option plans that do not contain provisions prohibiting automatic re-pricing, unless such plans are indexed to a peer group or other measurement so long as the performance benchmark is predetermined prior to the grant date and not subject to change retroactively.
- The Fund advisor will examine and ordinarily **oppose** proposals for re-pricing of underwater options.
- The Fund advisor will ordinarily **oppose** proposals to approve stock option plans that have option exercise prices below the market price on the day of the grant.
- The Fund advisor will ordinarily **support** proposals requiring that all option plans and option re-pricing are submitted for shareholder approval.
- The Fund advisor will ordinarily **oppose** proposals to approve stock option plans with "evergreen" features, reserving a specified percentage of stock for award each year with no termination date.
- The Fund advisor will ordinarily **support** proposals to approve stock option plans for outside directors subject to the same constraints previously described.
- The Fund advisor will **support** proposals to approve Employee Stock Ownership Plans (ESOPs) created to promote active employee ownership (e.g., those that pass through voting rights on all matters to a trustee or fiduciary who is independent from company management). The Fund advisor will **oppose** any ESOP whose primary purpose is to prevent a corporate takeover.

Expensing of Stock Options

Calvert's view is that the expensing of stock options gives shareholders valuable additional information about companies' financial performance, and should therefore be encouraged.

- The Fund advisor will ordinarily **support** proposals requesting that companies expense stock options.

Pay Equity

- The Fund advisor will **support** proposals requesting that management provide a pay equity report.

Ratio Between CEO and Worker Pay

- The Fund advisor will **support** proposals requesting that management report on the ratio between CEO and employee compensation.
- The Fund advisor will examine and vote on a **case-by-case basis** proposals requesting management to set a maximum limit on executive compensation.

Executive Compensation Tie to Non-Financial Performance

- The Fund advisor will **support** proposals asking companies to review their executive compensation as it links to non-financial performance such as diversity, labor and human rights, environment, community relations, and other sustainability and/or corporate social responsibility-related issues.

Severance Agreements

Severance payments are compensation agreements that provide for top executives who are terminated or demoted pursuant to a takeover or other change in control. Companies argue that such provisions are necessary to keep executives from "jumping ship" during potential takeover attempts. Calvert believes boards should allow shareholders the ability to ratify such severance or change in control agreements to determine if such awards are excessive and unnecessary.

- The Fund advisor will **support** proposals providing shareowners the right to ratify adoption of severance or change in control agreements.
- The Fund advisor will examine and vote on a **case-by-case basis** severance or change in control agreements, based upon an evaluation of the particular agreement itself and taking into consideration total management compensation, the employees covered by the plan, quality of management, size of the payout and any leveraged buyout or takeover restrictions.
- The Fund advisor will **oppose** the election of compensation committee members who approve severance agreements that are not ratified by shareowners.

C. Mergers, Acquisitions, Spin-offs, and Other Corporate Restructuring

Mergers and acquisitions frequently raise significant issues of corporate strategy, and as such should be considered very carefully by shareowners. Mergers, in particular, may have the effect of profoundly changing corporate governance, for better or worse, as two corporations with different cultures, traditions, and strategies become one.

Considering the Non-Financial Effects of a Merger Proposal

Such proposals allow or require the board to consider the impact of merger decisions on various stakeholders, including employees, communities of place or interest, customers, and business partners, and give the board the right to reject a tender offer on the grounds that it would adversely affect the company's stakeholders.

- The Fund advisor will **support** proposals that consider non-financial impacts of mergers.
- The Fund advisor will examine and vote on a **case-by-case basis** all merger and acquisition proposals, and will support those that offer value to shareowners while protecting or improving the company's social, environmental, and governance performance.
- The Fund advisor will ordinarily **oppose** proposals for corporate acquisition, takeover, restructuring plans that include significant new takeover defenses or that pose other potential financial, social, or environmental risks or liabilities.

Opt-Out of State Anti-takeover Law

Several states have enacted anti-takeover statutes to protect companies against hostile takeovers. In some, directors or shareowners are required to opt in for such provisions to be operational; in others, directors or shareowners may opt out. Hostile takeovers come in many forms. Some offer advantages to shareowners by replacing current management with more effective management. Others do not. Shareowners of both the acquirer and the target firms stand to lose or gain significantly, depending on the terms of the takeover, the strategic attributes of the takeover, and the price and method of acquisition. In general, shareowners should have the right to consider all potential takeovers, hostile or not, and vote their shares based on their assessment of the particular offer.

- The Fund advisor will ordinarily **support** proposals for bylaw changes allowing a company to opt out of state anti-takeover laws and will **oppose** proposals requiring companies to opt into state anti-takeover statutes.

Charter and By-Laws

There may be proposals involving changes to corporate charters or by-laws that are not otherwise addressed in or anticipated by these Guidelines.

- The Fund advisor will examine and vote on a **case-by-case basis** proposals to amend or change corporate charter or by-laws, and may **support** such proposals if they are deemed consistent with shareholders' best interests and the principles of sound governance and overall corporate social responsibility/sustainability underlying these Guidelines.

Reincorporation

Corporations are bound by the laws of the states in which they are incorporated. Companies reincorporate for a variety of reasons, including shifting incorporation to a state where the company has its most active operations or corporate headquarters. In other cases, reincorporation is done to take advantage of stronger state corporate takeover laws, or to reduce tax or regulatory burdens. In these instances, reincorporation may result in greater costs to stakeholders, or in loss of valuable shareowner rights. Finally, changes in state law have made reincorporating in certain locations more or less favorable to governance issues such as shareholder rights.

- The Fund advisor will ordinarily **support** proposals to reincorporate for valid business reasons (such as reincorporating in the same state as the corporate headquarters).
- The Fund advisor will review on a **case-by-case** basis proposals to reincorporate for improvements in governance structure and policies (such as reincorporating in states like North Dakota, with shareholder friendly provisions).
- The Fund advisor will ordinarily **oppose** proposals to reincorporate outside the United States if the advisor determines that such reincorporation is no more than the establishment of a skeleton offshore headquarters or mailing address for purposes of tax avoidance, and the company does not have substantial business activities in the country in which it proposes to reincorporate.

Common Stock Authorization

Companies may choose to increase their authorization of common stock for a variety of reasons. In some instances, the intended purpose of the increased authorization may clearly benefit shareowners; in others, the benefits to shareowners are less clear. Given that increased authorization of common stock is dilutive, except where the authorization is being used to facilitate a stock split or stock dividend, proposed increases in authorized common stock must be examined carefully to determine whether the benefits of issuing additional stock outweigh the potential dilution.

- The Fund advisor will ordinarily **support** proposals authorizing the issuance of additional common stock necessary to facilitate a stock split.

- The Fund advisor will examine and vote on a **case-by case basis** proposals authorizing the issuance of additional common stock. If the company already has a large amount of stock authorized but not issued, or reserved for its stock option plans, or where the request is to increase shares by more than 100 percent of the current authorization, the Fund advisor will ordinarily **oppose** the proposals (unless there is a convincing business plan for use of additional authorized common stock) due to concerns that the authorized but unissued shares will be used as a poison pill or other takeover defense.

Blank Check Preferred Stock

Blank check preferred stock is stock with a fixed dividend and a preferential claim on company assets relative to common shares. The terms of the stock (voting, dividend, and conversion rights) are set by the board at a future date without further shareowner action. While such an issue can in theory have legitimate corporate purposes, most often it has been used as an anti-takeover device.

- The Fund advisor will ordinarily **oppose** the creation of blank check preferred stock. In addition, the Fund advisor will ordinarily **oppose** increases in authorization of preferred stock with unspecified terms and conditions of use that may be determined by the board at a future date, without approval of shareholders.

Poison Pills

Poison pills (or shareowner rights plans) are triggered by an unwanted takeover attempt and cause a variety of events to occur which may make the company financially less attractive to the suitor. Typically, directors have enacted these plans without shareowner approval. Most poison pill resolutions deal with shareowner ratification of poison pills or repealing them altogether.

- The Fund advisor will **support** proposals calling for shareowner approval of poison pills or shareholder rights plans.
- The Fund advisor will ordinarily **oppose** poison pills or shareowner rights plans.

Greenmail

Greenmail is the premium a takeover target firm offers to a corporate raider in exchange for the raider's shares. This usually means that the bidder's shares are purchased at a price higher than market price, discriminating against other shareowners.

- The Fund advisor will ordinarily **support** anti-greenmail provisions and **oppose** the payment of greenmail.

III. CORPORATE SUSTAINABILITY AND SOCIAL RESPONSIBILITY

A. Sustainability Reporting

The global economy of the 21st century must find ways to encourage new approaches to wealth creation that raises living standards (particularly in the developing world) while preserving and protecting fragile ecosystems and vital resources that did not factor into previous economic models. In response to this new imperative, the notion of sustainability (or sustainable development) has emerged as a core theme of public policy and corporate responsibility. Investors increasingly see financial materiality in corporate management of environmental, social and governance issues. Producing and disclosing a sustainability report demonstrates that a company is broadly aware of business risks and opportunities and has established programs to manage its exposure. As companies strive to translate the concept of sustainability into practice and measure their performance, this has created a growing demand for broadly accepted sustainability performance indicators and reporting guidelines. There are many forms of sustainability reporting, with one of the most comprehensive systems being the Global Reporting Initiative (GRI) reporting guidelines.

- The Fund advisor will ordinarily **support** proposals asking companies to prepare sustainability reports, including publishing annual reports in accordance with the Global Reporting Initiative (GRI) or other reasonable international codes of conduct or reporting models.
- The Fund advisor will ordinarily **support** proposals requesting that companies conduct social and/or environmental audits of their performance.

B. Environment

All corporations have an impact on the environment. A company's environmental policies and performance can have a substantial effect on the firm's financial performance. We expect management to take all reasonable steps to reduce negative environmental impacts and a company's overall environmental footprint.

- The Fund advisor will ordinarily **support** proposals to reduce negative environmental impacts and a company's overall environmental footprint, including any threats to biodiversity in ecologically sensitive areas.
- The Fund advisor will ordinarily **support** proposals asking companies to report on their environmental practices, policies and impacts, including environmental damage and health risks resulting from operations, and the impact of environmental liabilities on shareowner value.
- The Fund advisor will ordinarily **support** proposals asking companies to prepare a comprehensive report on recycling or

waste management efforts, to increase recycling efforts, or to adopt a formal recycling policy.

Ceres Principles

The Coalition for Environmentally Responsible Economies (Ceres), a coalition comprised of social investors and environmental organizations, has developed an environmental corporate code of conduct. The Ceres Principles ask corporations to conduct environmental audits of their operations, establish environmental management practices, assume responsibility for damage they cause to the environment and take other leadership initiatives on the environment. Shareholder resolutions are frequently introduced asking companies to: 1) become signatories of the Ceres Principles; or 2) produce a report addressing management's response to each of the points raised in the Ceres Principles.

- The Fund advisor will **support** proposals requesting that a company become a signatory to the Ceres Principles.

Climate Change/Global Warming

Shareholder initiatives on climate change have focused on companies that contribute significantly to global warming—including oil and mining companies, utilities, and automobile manufacturers. Increasingly, corporations in a wider variety of industries are facing shareowner proposals on climate change as shareowners recognize that companies can take cost-effective—and often cost-saving—steps to reduce energy use that contribute to climate change. Initiatives have included proposals requesting companies to disclose information, using guidelines such as those prepared by the Carbon Disclosure Project. This includes information about the company's impact on climate change, policies and targets for reducing greenhouse gas emissions, increasing energy efficiency, and substituting some forms of renewable energy resources for fossil fuels.

- The Fund advisor will **support** proposals requesting that companies disclose information on greenhouse gas emissions or take specific actions, at reasonable cost, to mitigate climate change, including reducing greenhouse gas emissions and developing and using renewable or other less-polluting energy sources.
- The Fund advisor will **support** proposals seeking the preparation of a report on a company's activities related to the development of renewable energy sources.
- The Fund advisor will **support** proposals seeking increased investment in renewable energy sources unless the terms of the resolution are overly restrictive.

Water

Proposals may be filed that ask a company to prepare a report evaluating the business risks linked to water use and impacts on the company's supply chain, including subsidiaries and water user partners. Such proposals may also ask companies to disclose current policies and procedures for mitigating the impact of operations on local communities or ecosystems in areas of water scarcity.

- The Fund advisor will **support** proposals seeking the preparation of a report on a company's risks linked to water use or impacts to water.
- The Fund advisor will support proposals seeking the adoption of programs and policies that enhance access and affordability to safe drinking water and sanitation.

Environmental Justice

Quite often, corporate activities that damage the environment have a disproportional impact on poor people, people of color, indigenous peoples and other marginalized groups. For example, companies will sometimes locate environmentally damaging operations in poor communities or in developing countries where poor or indigenous people have little or no voice in political and economic affairs.

- The Fund advisor will ordinarily **support** proposals asking companies to report on whether environmental and health risks posed by their activities fall disproportionately on any one group or groups, and to take action to reduce those risks at reasonable cost to the company.
- The Fund advisor will ordinarily **support** proposals asking companies to respect the rights of local and indigenous communities to participate in decisions affecting their local environment.

C. Workplace Issues

Labor Relations

Companies' treatment of their workers can have a pervasive effect on the performance of the enterprise, as well as on the communities and societies where such companies operate. Calvert believes that well-governed, responsible corporations treat workers fairly in all locations, and avoid exploitation of poor or marginalized people. Shareowner resolutions are sometimes filed asking companies to develop codes of conduct that address labor relations issues, including use of child labor, forced labor, safe working conditions, fair wages and the right to freedom of association and collective bargaining.

- The Fund advisor will ordinarily **support** proposals requesting companies to adopt, report on, and agree to independent monitoring of codes of conduct addressing global labor and human rights practices.

- The Fund advisor will ordinarily **support** proposals requesting that companies avoid exploitative labor practices, including child labor and forced labor.
- The Fund advisor will ordinarily **support** proposals requesting that companies commit to providing safe workplaces.

Vendor/Supplier Standards

Special attention has been focused on companies that use offshore vendors to manufacture or supply products for resale in the United States. While many offshore vendors have satisfactory workplace practices, there have also been many instances of abuse, including forced labor, child labor, discrimination, intimidation and harassment of workers seeking to associate, organize or bargain collectively, unsafe working conditions, and other very poor working conditions. Shareowner resolutions are sometimes filed asking companies to adopt codes of conduct regarding vendor/supplier labor practices, to report on compliance with such codes, and to support independent third party monitoring of compliance. At the heart of these proposals is the belief that corporations that operate globally have both the power and the responsibility to curtail abusive labor practices on the part of their suppliers and vendors.

- The Fund advisor will ordinarily **support** proposals requesting that companies adopt codes of conduct and other vendor/supplier standards requiring that foreign suppliers and licensees comply with all applicable laws and/or international standards (such as the International Labor Organization's core labor standards) regarding wages, benefits, working conditions, including laws and standards regarding discrimination, child labor and forced labor, worker health and safety, freedom of association and other rights. This support includes proposals requesting compliance with vendor codes of conduct, compliance reporting, and third party monitoring or verification.

Diversity and Equal Employment Opportunity (EEO)

Women and minorities have long been subject to discrimination in the workplace - denied access to jobs, promotions, benefits and other entitlements on account of race or gender. Women and minorities are still significantly underrepresented in the ranks of management and other high-income positions, and overrepresented in the more poorly-paid categories, including office and clerical workers and service workers.

Shareowner resolutions are sometimes filed asking companies to report on their efforts to meet or exceed federal EEO mandates. Typically, such reporting involves little additional cost to the corporation since most, if not all, of the data is already gathered to meet government-reporting requirements (all firms with more than 100 employees, or federal contractors with more than 50 employees, must file EEO-1 reports with the Equal Employment Opportunity Commission). Shareowner resolutions have also been filed asking companies to extend non-discrimination policies to gay, lesbian, bisexual and transgender employees.

- The Fund advisor will ordinarily **support** proposals asking companies to report on efforts to comply with federal EEO mandates.
- The Fund advisor will **support** proposals asking companies to report on their progress in meeting the recommendations of the Glass Ceiling Commission and to eliminate all vestiges of "glass ceilings" for women and minority employees.
- The Fund advisor will ordinarily **support** proposals asking companies to include language in EEO statements specifically barring discrimination on the basis of sexual orientation, and gender identity and/or expression, and to report on company initiatives to create a workplace free of discrimination on the basis of sexual orientation and gender identity and/or expression.
- The Fund advisor will ordinarily **support** proposals seeking reports on a company's initiatives to create a workplace free of discrimination on the basis of sexual orientation and gender identity and/or expression.
- The Fund advisor will **oppose** proposals that seek to eliminate protection already afforded to gay, lesbian, bisexual and transgender employees.
- The Fund advisor will **support** proposals seeking more careful consideration of the use of racial, gender, or other stereotypes in advertising campaigns, including preparation of a report at reasonable cost to the company.

Plant Closings

Federal law requires 60 days advance notice of major plant closings or layoffs. Beyond such notice, however, many corporations provide very little in the way of support for workers losing jobs through layoffs or downsizing. The way a company treats employees that are laid off often has a substantial impact on the morale and productivity of those that remain employed. Programs aimed at assisting displaced workers are helpful both to those displaced and to the company's ability to recover from market downturns or other setbacks resulting in layoffs or plant closings.

- The Fund advisor will ordinarily **support** resolutions asking companies to create or expand upon relocation programs for displaced workers.

D. *International Operations and Human Rights*

Business Activities and Investments

Global corporations often do business in countries lacking adequate legal or regulatory structures protecting workers, consumers, communities and the environment, or where lax enforcement renders existing laws ineffective. Many companies have sought to lower costs by transferring operations to less regulated areas, or to low-wage areas. Such activity is not always exploitative, but it can be. In the past, transgressions of human rights in offshore operations was not well known or reported, but increasingly, company operations in countries with substandard labor or human rights records has come under much greater scrutiny. The adverse publicity associated with allegations of sweatshop practices or other human rights abuses can also pose substantial brand or reputational risks for companies.

Many of the shareowner resolutions filed on international operations and human rights focus on specific countries or specific issues within these countries. For example, shareowners have asked internet and communication technology companies to report on steps being taken to seek solutions regarding free expression and privacy challenges faced by companies doing business internationally; or to report on or comply with international standards aimed at protecting human rights on a global, sectoral or country basis such as the UN Global Compact and the Voluntary Principles on Security and Human Rights. In some cases, resolutions have requested that companies report on operations and investments, or cease operations, in particular nations with repressive regimes or a history of human rights, labor abuses and/or genocide, such as Sudan or Burma. In other cases, resolutions may oppose all company operations in a particular country; in others, the resolutions seek to limit particular industries or practices that are particularly egregious.

- The Fund advisor will ordinarily **support** proposals requesting that companies develop human rights policies and periodic reporting on operations and investments in countries with repressive regimes and/or conflict zones.
- The Fund advisor will ordinarily **support** proposals requesting a report discussing how investment policies address or could address human rights issues.
- The Fund advisor will ordinarily **support** proposals requesting that companies adopt or support reasonable third-party codes of conduct or principles addressing human rights and discrimination.
- The Fund advisor will ordinarily **support** proposals requesting that companies develop policies and protocols to eliminate bribery and corruption.

- The Fund advisor will ordinarily **support** proposals requesting a report discussing how business practices and/or products limit or could limit freedom of expression or privacy.

Unauthorized Images

Some corporations use images in their advertising or brands that are offensive to certain cultures, or that may perpetuate racism and bigotry. For instance, some companies use American Indian symbols and imagery to advertise and market commercial products, including sports franchises. Others have used images or caricatures of African Americans, Jews, Latinos, or other minority or indigenous groups in ways that are objectionable to members of such groups.

- The Fund advisor will **support** proposals asking companies to avoid the unauthorized use of images of racial, ethnic, or indigenous groups in the promotion of their products.

International Outsourcing Operations

Shareholder resolutions are sometimes filed calling on companies to report on their operating practices in international factories and plants located in places such as the Maquiladoras in Mexico, Southeast Asia, South Asia, Eastern Europe, the Caribbean or Central America. Companies often move to these places under U.S. government-sponsored programs to promote trade and economic development in these regions. In addition, companies have located in these regions to take advantage of lower labor costs as well as fewer environmental and other regulations. There have, however, been numerous cases of abuse of the human rights of employees and compromises of labor standards and the environmental integrity of communities.

- The Fund advisor will ordinarily **support** proposals calling for reports on treatment of workers and protection of human rights in international operations such as in the Maquiladoras or elsewhere.
- The Fund advisor will ordinarily **support** proposals calling for greater pay equity and fair treatment of workers, improved environmental practices, and stronger community support in offshore operations.

Access to Pharmaceuticals

The cost of medicine is a serious issue throughout the world. In the United States, many citizens lack health insurance and many more lack a prescription drug benefit under Medicare or private insurance programs. In Africa and in many other parts of the developing world, millions of people have already died from the AIDS virus and tens of millions more are infected. Medications to treat AIDS, malaria, tuberculosis and other diseases are often so costly as to be out of reach of most of those affected. Shareowner resolutions are sometimes filed asking pharmaceutical companies to take steps to make drugs more accessible and affordable to victims of pandemic or epidemic disease.

- The Fund advisor will ordinarily **support** proposals asking pharmaceutical companies to take steps to make drugs more affordable and accessible for the treatment of HIV AIDS, malaria, tuberculosis and other serious diseases affecting poor countries or populations.

- The Fund advisor will ordinarily **support** proposals asking companies with operations in heavily infected areas such as Africa to ensure that their workforces receive appropriate access to counseling or healthcare advice, health care coverage, or access to treatment.

E. *Indigenous Peoples' Rights*

Cultural Rights of Indigenous Peoples

The survival, security and human rights of millions of indigenous peoples around the world are increasingly threatened. Efforts to extract or develop natural resources in areas populated by Indigenous Peoples often threaten their lives and cultures, as well as their natural environments. Indigenous communities are demonstrating a new assertiveness when it comes to rejecting resource extraction projects. Calvert believes that to secure project access and ensure that invested assets eventually realize a return; leading companies must recognize the need to secure the free, prior and informed consent/consultation of affected indigenous communities and deliver tangible benefits to them.

- The Fund advisor will ordinarily **support** proposals requesting that companies respect the rights of and negotiate fairly with indigenous peoples, develop codes of conduct dealing with treatment of indigenous peoples, and avoid exploitation and destruction of their natural resources and ecology.
- The Fund advisor will ordinarily **support** proposals requesting companies to develop, strengthen or implement a policy or guideline designed to address free, prior and informed consent/consultation from indigenous peoples or other communities.

F. *Product Safety and Impact*

Many companies' products have significant impacts on consumers, communities and society at large, and these impacts may expose companies to reputational or brand risks. Responsible, well-governed companies should be aware of these potential risks and take proactive steps to manage them. Shareowner proposals that ask companies to evaluate certain impacts of their products, or to provide full disclosure of the nature of those products, can be harbingers of potential risks that companies may face if they fail to act. For example, several shareowner proposals have been filed requesting that food and beverage manufacturers label all foods containing genetically modified organisms (GMOs); other proposals have requested that companies report on the health or psychological impacts of their products.

- The Fund advisor will review on **case-by-case** basis proposals requesting that companies report on the impacts of their products on consumers and communities and will ordinarily **support** such proposals when the requests can be fulfilled at reasonable cost to the company, or when potential reputational or brand risks are substantial.
- The Fund advisor will ordinarily **support** proposals requesting that companies disclose the contents or attributes of their products to potential consumers.

Toxic Chemicals

Shareowner resolutions are sometimes filed with cosmetics, household products, and retail companies asking them to report on the use of toxic chemicals in consumer products, and to provide policies regarding toxic chemicals. Recent resolutions have focused on parabens, PVC, bromated flame retardants (BFRs), nanomaterials, and other chemicals. In addition, some resolutions ask the company to adopt a general policy with regard to toxics in products. These shareholder resolutions arise out of concern that many toxic chemicals may be legal to include in product formulations in the US, but not in other countries (such as the European Union)posing liability risk to the company. In addition, independent scientists have raised serious health and safety concerns about the use of some of these chemicals. Companies may face risk from harm to the consumer or affected communities, particularly as some of these chemicals persist in the environment.

- The Fund advisor will ordinarily **support** resolutions asking companies to disclose product ingredients.
- The Fund advisor will ordinarily **support** resolutions asking companies to disclose policies related to toxic chemicals.
- The Fund advisor will examine and vote on a **case-by-case** basis asking companies to reformulate a product by a given date, unless this reformulation is required by law in selected markets.

Animal Welfare

Shareowners and animal rights groups sometimes file resolutions with companies which engage in animal testing for the purposes of determining product efficacy or assuring consumer product safety.

- The Fund advisor will ordinarily **support** proposals seeking information on a company's animal testing practices, or requesting that management develop cost-effective alternatives to animal testing.
- The Fund advisor will ordinarily **support** proposals calling for consumer product companies to reduce or eliminate animal testing or the suffering of animal test subjects.

- The Fund advisor will examine and vote on a **case-by-case basis** proposals calling for pharmaceutical or medical products firms to reduce animal testing or the suffering of animal test subjects.
- The Fund advisor will ordinarily **support** proposals requesting that companies report to shareholders on the risks and liabilities associated with concentrated animal feeding operations unless: the company has publicly disclosed guidelines for its corporate and contract farming operations, including compliance monitoring; or the company does not directly source from confined animal feeding operations.

Tobacco

Shareowner resolutions are sometimes filed with insurance and health care companies asking them to report on the appropriateness of investments in the tobacco industry, and on the impact of smoking on benefit payments for death, disease and property loss.

- The Fund advisor will ordinarily **support** resolutions asking companies not to invest in the stocks of tobacco companies.
- The Fund advisor will ordinarily **support** resolutions asking companies to research the impact of ceasing business transactions with the tobacco industry.

G. ***Weapons Contracting***

Weapons/Military Products

Shareowner resolutions may be filed with companies with significant defense contracts, asking them to report on the nature of the contracts, particularly the goods and services to be provided.

- The Fund advisor will ordinarily **support** proposals calling for reports on the type and volume of defense contracts.

H. ***Community***

Equal Credit Opportunity

Access to capital is essential to full participation and opportunity in our society. The Equal Credit Opportunity Act (ECOA) prohibits lenders from discriminating with regard to race, religion, national origin, sex, age, etc. Shareowner resolutions are sometimes filed requesting: (1) reports on lending practices in low/moderate income or minority areas and on steps to remedy mortgage lending discrimination; (2) the development of fair lending policies that would assure access to credit for major disadvantaged groups and require reports to shareowners on the implementation of such policies; and (3) the application of ECOA standards by non-financial corporations to their financial subsidiaries.

- The Fund advisor will ordinarily **support** proposals requesting increased disclosure on ECOA and stronger policies and programs regarding compliance with ECOA.

Redlining

Redlining is the systematic denial of services to people within a geographic area based on their economic or racial/ethnic profile. The term originated in banking, but the same practice can occur in many businesses, including insurance and supermarkets. Shareowner resolutions are sometimes filed asking companies to assess their lending practices or other business operations with respect to serving communities of color or the poor, and develop policies to avoid redlining.

- The Fund advisor will **support** proposals to develop and implement policies dealing with fair lending and housing, or other nondiscriminatory business practices.

Predatory Lending

Predatory lending involves charging excessive fees to sub prime borrowers without providing adequate disclosure. Predatory lenders can engage in abusive business practices that take advantage of the elderly or the economically disadvantaged. This includes charging excessive fees, making loans to those unable to make interest payments and steering customers selectively to products with higher than prevailing interest rates. Shareowner resolutions are sometimes filed asking for the development of policies to prevent predatory lending practices.

- The Fund advisor will **support** proposals calling on companies to address and eliminate predatory lending practices.
- The Fund advisor will **support** proposals seeking the development of a policy or preparation of a report to guard against predatory lending practices.

Insurance Companies and Economically Targeted Investments

Economically targeted investments (ETIs) are loans made to low-to-moderate income communities or individuals to foster and promote, among other things, small businesses and farms, affordable housing and community development banks and credit unions. At present, insurance companies put less than one-tenth of one percent of their more than $1.9 trillion in assets into ETIs. Shareowner resolutions are sometimes filed asking for reports outlining how insurers could implement an ETI program.

- The Fund advisor will **support** proposals encouraging adoption of or participation in economically targeted investment programs that can be implemented at reasonable cost.

Healthcare

Many communities are increasingly concerned about the ability of for-profit health care institutions to provide quality health care. Shareholders have asked corporations operating hospitals for reports on the quality of their patient care.

- The Fund advisor will ordinarily **support** resolutions that call on hospitals to submit reports on patient healthcare and details of health care practices.

I. Political Action Committees and Political Partisanship

Shareholders have a right to know how corporate assets are being spent in furtherance of political campaigns, social causes or government lobbying activities. Although companies are already required to make such disclosures pursuant to federal and state law, such information is often not readily available to investors and shareowners. Moreover, corporate lobbying activities and political spending may at times be inconsistent with or actually undermine shareholder and stakeholder interests that companies are otherwise responsible to protect.

- The Fund advisor will ordinarily **support** resolutions asking companies to disclose political spending made either directly or through political action committees, trade associations and/or other advocacy associations.
- The Fund advisor will ordinarily **support** resolutions asking companies to disclose the budgets dedicated to public policy lobbying activities.
- The Fund advisor will ordinarily **support** resolutions requesting that companies support public policy activities, including lobbying or political spending that are consistent with shareholder or other stakeholder efforts to strengthen policies that protect workers, communities, the environment, public safety, or any of the other principles embodied in these Guidelines.

J. Other Issues

All social issues that are not covered in these Guidelines are delegated to the Fund's advisor to vote in accordance with the Fund's specific social criteria. In addition to actions taken pursuant to the Fund's Conflict of Interest Policy, Calvert Social Research Department ("CSRD") will report to the Boards on issues not covered by these Guidelines as they arise.

IV. CONFLICT OF INTEREST POLICY

All Calvert Funds strictly adhere to the Guidelines detailed in Sections I and II, above.

Thus, generally, adherence to the Global Proxy Voting Guidelines will leave little opportunity for a material conflict of interest to emerge between any of the Funds, on the one hand, and the Fund's investment advisor, sub-advisor, principal underwriter, or an affiliated person of the Fund, on the other hand.

Nonetheless, upon the occurrence of the exercise of voting discretion where there is a variance in the vote from the Global Proxy Voting Guidelines, which could lend itself to a potential conflict between these interests, a meeting of the Audit Committee of the Fund that holds that security will be immediately convened to determine how the proxy should be voted.

Adopted September 2000.
Revised September 2002.
Revised June 2003.
Revised August 2004.
Approved December 2004.
Revised January 2008.
Approved March 2008.
Revised January 2009.
Approved March 2009.
Revised July 2009
Revised October 2009
Revised November 2009
Approved December 2009

Smithfield

Michael H. Cole
Vice President and Chief Legal Officer

Smithfield Foods, Inc.
200 Commerce Street
Smithfield, Virginia 23430

(757) 365-3030 tel
(757) 365-3025 fax

May 14, 2010

VIA EMAIL DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Smithfield Foods, Inc. – Shareholder Proposal from
Calvert Asset Management Company, Inc.

Ladies and Gentlemen:

This letter is to inform you that it is the intention of Smithfield Foods, Inc. ("Smithfield" or the "Company"), a Virginia corporation, to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Calvert Asset Management Company, Inc. (the "Proponent").

We respectfully request confirmation that the Staff will not recommend any enforcement action if Smithfield omits the Proposal from its 2010 Proxy Materials.

In accordance with Staff Legal Bulletin No. 14D, *Shareholder Proposals* (November 7, 2008), we have submitted this letter and its attachments to the Staff via email to shareholderproposals@sec.gov and in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). In addition, a copy of this letter and its attachments are being emailed on this date to the Proponent, thereby notifying the Proponent of Smithfield's intention to omit the Proposal from the 2010 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted to the Staff not fewer than 80 days before Smithfield intends to file its definitive 2010 Proxy Materials with the Commission.

Summary of Smithfield's Position

Smithfield believes that the Proposal may be properly omitted from the 2010 Proxy Materials pursuant to Rule 14a-8(f) because the Proponent failed to demonstrate that it is eligible to submit the Proposal. The Proponent is an investment advisor and does not appear to own any Smithfield securities. While the Proponent states that it is submitting the Proposal on behalf of the Summit S&P Mid Cap 400 Index Portfolio (the "Fund"), it has not demonstrated that the Fund has granted the Proponent the authority to do so. Since the Proponent does not have the authority to submit a shareholder proposal on behalf of the Fund and does not qualify to submit a proposal on its own behalf, the Proposal was not properly submitted to Smithfield by a shareholder that meets the eligibility requirements of Rule 14a-8(b).

Additionally, Smithfield believes it can exclude the Proposal because the Proponent has not provided sufficient documentation regarding the Fund's eligibility to submit the Proposal. Based on the ownership documentation submitted by the Proponent, Smithfield cannot determine how the party providing such documentation is in a position to verify the Fund's ownership of Smithfield shares. Therefore, Smithfield cannot adequately confirm the Fund's current ownership of Smithfield shares or its continuous ownership of such shares over the past year.

1. **The Proponent does not have an economic stake in Smithfield, nor does it have the authority to submit a shareholder proposal on behalf of the Fund.**

Smithfield received the Proponent's submission on March 25, 2010 (the "Submission Letter"). A copy of the Submission Letter, including the Proposal and supporting statement, is attached as Exhibit A. In the Submission Letter the Proponent states that it is an investment advisor that provides "investment advice for the 54 mutual funds sponsored by Calvert Group, Ltd., including 23 funds that apply sustainability criteria." The Proponent explains that it is presenting the Proposal for vote at the upcoming meeting on behalf of the Fund, and that the Fund "is a beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting."

Since the Proponent does not have an economic interest in Smithfield, the Company must verify that the Proponent has been given the express authority to submit the Proposal by a beneficial holder of Smithfield shares, and that the beneficial holder meets the qualification requirements of Rule 14a-8(b).

On April 8, 2010, Smithfield transmitted a letter to the Proponent requesting proof of its eligibility to submit the Proposal in compliance with Rule 14a-8 (the "Deficiency Notice"). In the Deficiency Notice, Smithfield asked the Proponent to demonstrate that it has the authority to submit the Proposal on behalf of the Fund, and to provide documentation of the Fund's beneficial ownership of Smithfield shares. Additionally, a copy of Rule 14a-8 was provided to the Proponent. A copy of the Deficiency Notice is attached as Exhibit B. On April 20, 2010 the Proponent sent a response letter to Smithfield (the "Response Letter"). A copy of the Response Letter is attached as Exhibit C.

In the Response Letter, the Proponent explains that it submitted the Proposal on behalf of the Fund in its capacity as the Fund's investment adviser. The Proponent states that "[t]his is a standard contractual arrangement wherein Calvert, as the investment adviser/portfolio manager to the Fund, is authorized to make investments for, and act on behalf of, the Fund per the enclosed investment advisory agreement." Attached to the Response letter was an Investment Advisory Agreement between the Fund and the Proponent dated December 12, 2008 (the "Investment Advisory Agreement").

According to the Investment Advisory Agreement, the Proponent is authorized to "buy, sell, exchange, convert, lend, and otherwise trade in any stocks, bonds, and other securities or assets" and to "place orders and negotiate the commissions (if any) for the execution of transactions in securities." The Investment Advisory Agreement does not give the Proponent the authority to submit shareholder proposals on the Fund's behalf.[1]

Without such express authority granted by the Fund, the Proponent is not eligible to submit a shareholder proposal in its capacity as an investment advisor. Rule 14a-8(b) requires that, in order to be eligible to submit a proposal, the proponent must demonstrate that it has continuously held at least $2,000 in market value of voting securities of the registrant for at least one year prior to the date on which the proposal was submitted. The Staff explained that the goal of Rule 14a-8(b) is to ensure that the proponent has an "economic stake or investment interest in the corporation." Exchange Act Release No. 34-20091 (August 16, 1983). When discussing the one year continuous ownership period, the Staff stated that "[o]ne purpose of the one-year requirement is to curtail abuse of the rule by requiring that those who put the company and the other shareholders to the expense of including a proposal in its proxy materials have had a continuous investment interest in the company." Exchange Act Release No. 34-39093 (September 18, 1997).

The Staff has recently allowed a registrant, Chesapeake Energy Corporation ("Chesapeake"), to exclude an investment advisor as a co-proponent to a shareholder proposal because the investment advisor did not have a direct economic stake in the registrant (Chesapeake Energy Corporation, April 13, 2010). (The same proposal had been separately submitted to Chesapeake by other shareholders not related to the proponent or to its clients, and whose eligibility to present the proposal was not questioned by Chesapeake.) The investment advisor argued that, because it had voting and dispositive power over its clients' shares, it also had the authority to submit a shareholder proposal. The proponent provided Chesapeake with a copy of its contractual language with its clients demonstrating that it had the power to buy and sell shares on behalf of the beneficial owners. The Staff did not agree that this entitled the investment advisor to submit a shareholder proposal, and allowed Chesapeake to exclude the investment advisor as a co-proponent. The Staff granted no-action relief to Western Union on the same grounds, on two separate occasions (The Western Union Company, March 10, 2010; and The Western Union Company, March 4, 2008).

Similarly, the Proponent of this Proposal does not have a direct economic stake in Smithfield, and the Proponent has not proven that it has otherwise been given the express authority to submit a shareholder proposal on behalf of the Fund. Therefore, since the Proposal was not properly submitted to Smithfield by an eligible shareholder, Smithfield believes it may omit it from its 2010 Proxy Materials.

---

[1] In fact, it does not appear that the Proponent has the authority to vote the shares of Smithfield stock held by the Fund.

2. **<u>The Proponent failed to properly demonstrate its eligibility to submit the Proposal as required by Rule 14a-8(b).</u>**

Additionally, Smithfield believes that the documentation provided by the Proponent to establish the Fund's ownership of shares as required by Rule 14a-8(b) is insufficient. With the Response Letter, the Proponent provided a letter dated April 13, 2010 from State Street Investment Services (the "State Street Letter"). However, the State Street Letter is deficient because State Street does not identify the record holder of the Company's securities, as required by Rule 14a-8(b)(2)(i). Rule 14a-8(b)(2) describes the only means by which a beneficial shareholder can demonstrate to the issuer that the shareholder is eligible to submit a proposal. Rule 14a-8(b)(2) instructs the shareholder "to submit to the company a written statement from the 'record' holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year."

In 2008, the Staff revised its view on what may constitute a written statement from the "record holder". The Staff determined that a written confirmation from an introducing broker-dealer may be used to satisfy the confirmation requirements of Rule 14a-8(b) (The Hain Celestial Group, Inc., October 1, 2008) (the "Hain Letter"). In the Hain Letter, the Staff defined an introducing broker-dealer as "a broker-dealer that is not itself a participant of a registered clearing agency but clears its customers' trades through and establishes accounts on behalf of its customers at a broker-dealer that is a participant of a registered clearing agency and that carries such accounts on a fully disclosed basis." The Staff explained that, "[b]ecause of its relationship with the clearing and carrying broker-dealer through which it effects transactions and establishes accounts for its customers, the introducing broker-dealer is able to verify its customers' beneficial ownership." In other words, if an issuer receives written documentation regarding the ownership status of a proponent by an introducing broker-dealer, the issuer can rely on the documentation because it knows that the introducing-broker dealer is in a position to verify the shareholder's ownership status.

The State Street Letter is silent on how State Street Investment Services has verified the Fund's beneficial ownership. It does not explain that it is an introducing broker as defined in The Hain Letter, nor does it list State Street Investment Services as the record holder of the Fund's shares. Smithfield has no way of knowing that it can rely on the State Street Letter because it is not clear that State Street Investment Services is in a position to verify the Fund's current ownership of shares or to confirm that the Fund has held such shares continuously over the past year. Therefore, Smithfield believes that the documentation provided by the Proponent regarding the Fund's eligibility to submit a shareholder proposal is not sufficient for the purposes of Rule 14a-8(b)(2). Since Smithfield is unable to rely on the State Street Letter to confirm the Fund's eligibility to submit the Proposal, the Company believes it may exclude it from its 2010 Proxy Materials.

Conclusion

For the reasons set forth above, Smithfield believes it may properly exclude the Proposal from the 2010 Proxy Materials under Rule 14a-8. Accordingly, Smithfield hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from Smithfield's 2010 Proxy Materials.

Please do not hesitate to call me at (757) 365-3030 if you require additional information or wish to discuss this submission further. Thank you for your attention to this matter.

Sincerely,

Michael H. Cole
Secretary

Enclosures

. 1cc 3/25/10

Calvert
INVESTMENTS

March 25, 2010

Michael H. Cole
Secretary
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, Virginia, 23430

Dear Mr. Cole:

Calvert Asset Management Company, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the 54 mutual funds sponsored by Calvert Group, Ltd., including 23 funds that apply sustainability criteria. Calvert currently has over $14 billion in assets under management.

The Summit S&P Mid Cap 400 Index Portfolio ("the Fund") is a beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation available upon request). Furthermore, the Fund has held these securities continuously for at least one year, and it is Calvert's intention that the Fund continues to own shares in the Company through the date of the 2010 annual meeting of shareholders.

We are notifying you, in a timely manner, that Calvert, on behalf of the Fund, is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed, requesting that within six months of the 2010 annual meeting, the Board of Directors adopt quantitative goals for reducing total greenhouse gas emissions from the Company's operations, including animal-related sources, and report to shareholders on its plans to achieve these goals.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Rebecca Henson, at 301-961-4752, or contact her via email at rebecca.henson@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke

Ivy Wafford Duke, Esq.
Assistant Vice President, Assistant Secretary,
Deputy General Counsel and Chief Compliance Officer

Cc: Bennett Freeman, Senior Vice President for Sustainability Research and Policy, Calvert Asset Management Company, Inc.

Stu Dalheim, Director of Shareholder Advocacy, Calvert Asset Management Company, Inc.

Enclosures: Resolution Text

#9943

Smithfield Foods

WHEREAS:

In 2007, the Intergovernmental Panel on Climate Change's Fourth Assessment Report states it is "very likely" that anthropogenic greenhouse gas emissions have heavily contributed to global warming.

The 2006 Stern Review on the Economics of Climate Change, led by the former chief economist at the World Bank, "... estimates that if we don't act, the overall costs and risks of climate change will be equivalent to losing at least 5% of global GDP each year, now and forever."

In 2008, the United States Department of Agriculture reported that, "No matter the region, weather and climate factors such as temperature, precipitation, CO_2 concentrations, and water availability directly impact the health and well-being of plants, pasture, rangeland, and livestock." Specifically, "Climate change affects average temperatures and temperature extremes; timing and geographical patterns of precipitation...; the frequency of disturbances, such as drought, insect and disease outbreaks, severe storms, and forest fires...; and patterns of human settlement and land use change," which directly impact crop yields and meat production.

Increasingly investors believe that there is an intersection between climate change and corporate financial performance. Goldman Sachs reported in May, 2009, "We find that while many companies acknowledge the challenges climate change presents ... there are significant differences in the extent to which companies are taking action. Differences in the effectiveness of response across industries create opportunities to lose or establish competitive advantage, which we believe will prove increasingly important to investment performance."

In 2006, the United Nations Food and Agriculture Organization reported that "livestock are responsible for 18 percent of greenhouse gas emissions, a bigger share than that of transport."

In 2010, the Environmental Protection Agency reported that methane emissions—a GHG "more than 20 times more potent that carbon dioxide"—from manure management have increased by 54 percent since 1990, where "the majority of this increase was from swine and dairy cow manure."

Smithfield, the world's largest producer of pork, does not currently disclose the climate change impact of its total operations, as it does not report levels of emissions from animal-related sources, such as manure management.

Non-animal-related emissions data (derived from fuel burning activities) currently reported by Smithfield show an overall increase of 17 percent in GHG emissions, including 14 percent increase in methane, 76 percent increase in nitrous oxide, and 17 percent increase in carbon dioxide levels relative to 2007.

Major food product companies, such as Walmart, Heinz, and other members of the CDP Supply Chain project, are beginning to take into account the total emissions footprint of their suppliers.

Information from corporations on their greenhouse gas emissions and reduction strategies is essential to investors as they assess the strengths of corporate securities in the context of climate change.

RESOLVED:

Shareholders request that within six months of the 2010 annual meeting, the company adopt quantitative goals for reducing total greenhouse gas emissions from its operations, including animal-related sources, and report to shareholders on its plans to achieve these goals, omitting proprietary information and prepared at reasonable cost.

Smithfield

Michael H. Cole
Vice President and Chief Legal Officer

Smithfield Foods, Inc.
200 Commerce Street
Smithfield, Virginia 23430

(757) 365-3030 tel
(757) 365-3025 fax

April 8, 2010

VIA E-MAIL AND UPS NEXT DAY AIR

Ms. Rebecca Henson
Calvert Investments
4550 Montgomery Avenue
Bethesda, MD 20814
Rebecca.henson@calvert.com

Dear Ms. Henson:

On March 25, 2010, we received a shareholder proposal submitted by Calvert Investments to be included in the proxy statement for Smithfield Foods, Inc. (the "Company" or "Smithfield"). In order to be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value of Smithfield's common stock for at least one year by the date the proposal is submitted to the Company and must continue to hold such shares through the date of the meeting. We are requesting additional information regarding Calvert's eligibility to submit the proposal.

1. The shareholder proposal was submitted to Smithfield by Calvert Investments on behalf of the Summit S&P Mid Cap 400 Index Portfolio (the "Fund"). Please explain to us how Calvert Investments, as a registered investment advisor, has the authority to submit a shareholder proposal on the Fund's behalf.

2. According to the letter sent with the shareholder proposal, neither Calvert nor the Fund is a record holder of Smithfield common stock. Please submit a written statement from the record holder verifying that the Fund has owned at least $2,000 in Smithfield common stock for at least one year by the date the proposal was submitted to the Company.

Pursuant to Rule 14a-8(f) of the Securities Exchange Act of 1934, **please provide the requested information within 14 calendar days of the receipt of this letter**. If a response is not postmarked or sent electronically within 14 days, Smithfield will be entitled to exclude your proposal from its proxy materials. A copy of Rule 14a-8 is attached.

Sincerely,

Michael H. Cole

rec'd 4/20/10

Calvert INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

VIA EMAIL AND OVERNIGHT MAIL

April 19, 2010

Michael H. Cole
Vice President and Chief Legal Office
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, Virginia 23430

Dear Mr. Cole:

As requested in a letter from Smithfield Foods, Inc. (the "Company") dated April 8, 2010, please see the enclosed letter verifying that Summit S&P Mid Cap 400 Index Portfolio (the "Fund") owns Company shares. The enclosed letter from State Street Corp. shows that the Fund is a beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting. Furthermore, the Fund has held these securities continuously for at least one year at the time Calvert Asset Management Company, Inc. ("Calvert") submitted its shareholder proposal, and it is Calvert's intention that the Fund continue to own shares in the Company through the date of the 2010 annual meeting of shareholders.

Calvert submitted a shareholder resolution on behalf of the Fund, in its capacity as the Fund's investment adviser. This is a standard contractual arrangement wherein Calvert, as the investment adviser/portfolio manager to the Fund, is authorized to make investments for, and act on behalf of, the Fund per the enclosed investment advisory agreement. I believe these documents address the concern you raised.

Sincerely,

Stu Dalheim
Director of Shareholder Advocacy

Enclosures: State Street letter; Investment advisory agreement

#10022

STATE STREET

Investment Services
P.O. Box 5607
Boston, MA 02110

April 13, 2010,

Calvert Group, LTD
Fund Administration
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of April 12, 2010 the Calvert Funds listed below held the indicated amount of shares of the stock of SMITHFIELD FOODS, INC. (CUSIP 832248108). Also the funds held the amount of shares indicated continuously since March 15, 2009.

Fund Number	Name	Shares as of 4/12/10	Shares held since 3/15/2009
	CVS Ameritas Midcap Growth Portfolio	5,544	0
FISMA & OMB Memorandum M-07-16	Summit S&P MID CAP 400 Index Portfolio	15,385	14,096

Please feel free to contact me if you need any further information.

Sincerely,

Michelle Mcelroy
Account Manager
State Street Corp

INVESTMENT ADVISORY AGREEMENT

INVESTMENT ADVISORY AGREEMENT, made this 12th day of December, 2008, by and between CALVERT ASSET MANAGEMENT COMPANY, INC., a Delaware corporation (the "Adviser"), and SUMMIT MUTUAL FUNDS, INC., a Maryland corporation (the "Fund").

WHEREAS, the Fund presently is engaged in business as an open-end management investment company and has registered as such under the federal Investment Company Act of 1940, as amended (the "Act");

WHEREAS, the Fund is authorized to issue shares ("Shares") in certain series the Fund, as indicated in Schedule A (the "Portfolios"), and any other series designated by the Fund in the future;

WHEREAS, the Adviser is engaged principally in the business of rendering brokerage services, also renders investment supervisory services, and is registered as an investment adviser under the federal Investment Advisors Act of 1940, as amended; and

WHEREAS, the Fund desires the Adviser to render investment supervisory services to the Portfolios in the manner and on the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the mutual promises set forth in this Agreement, the parties hereto agree as follows:

1. Duties and Responsibilities of Adviser.

(a) Investment Advisory Services. The Adviser will act as investment adviser and will supervise and direct the investments of the Portfolios in accordance with their investment objectives, program and restrictions as provided in the prospectus, on behalf of the Fund, as amended from time to time, and such other limitations as the Fund may impose by notice in writing to the Adviser. The Adviser will obtain and evaluate such information relating to the economy, industries, businesses, securities markets and securities as it may deem necessary or useful in the discharge of its obligations hereunder and will formulate and implement a continuing program for the management of the assets and resources of the Fund in a manner consistent with its investment objectives. In furtherance of this duty, the Adviser, as agent and attorney-in-fact with respect to the Fund, is authorized, in its discretion and without prior consultation with the Fund, to:

(i) buy, sell, exchange, convert, lend, and otherwise trade in any stocks, bonds, and other securities or assets; and

(ii) directly or through the trading desks of the Adviser and its affiliates place orders and negotiate the commissions (if any) for the execution of transactions in securities with or through such brokers, dealers, underwriters or issuers as the Adviser may select.

The Adviser may at its own cost and expense, with the approval of the Fund's Board of Directors, retain one or more investment subadvisors for the Portfolio. The Adviser shall be responsible for the oversight of such investment subadvisors in fulfilling its obligations hereunder.

(b) Financial, Accounting, and Administrative Services. The Adviser will assist the Fund's Administrator in maintaining the existence and records of the Portfolios; maintaining the registrations and qualifications of Portfolio Shares under federal and state law; monitoring the financial, accounting, and administrative functions of the Portfolios; maintaining liaison with the various agents employed for the benefit of the Fund by the Fund (including the Fund's transfer agent, custodian, independent accountants and legal counsel) and in the coordination of their activities on behalf of the Fund.

(c) Reports to Fund. The Adviser will furnish to or place at the disposal of the Fund such information, reports, evaluations, analyses and opinions regarding the Portfolios as the Fund may, at any time or from time to time, reasonably request or as the Adviser may deem helpful.

(d) Reports and Other Communications to Contractholders. The Adviser will assist in developing all general contractholder communications regarding the Portfolios, including regular shareholder reports.

(e) Fund Personnel. The Adviser agrees to permit individuals who are officers or employees of the Adviser, or any of its affiliates, to serve (if duly elected or appointed) as officers, directors, members of any committee of directors, members of any advisory board, or members of any other committee of the Fund, without remuneration or other costs to the Fund.

(f) Personnel, Office Space, and Facilities of Adviser. The Adviser at its own expense will furnish or provide and pay the cost of such office space, office equipment, office personnel, and office services as the Adviser requires in the performance of its investment advisory and other obligations under this Agreement.

2. Allocation of Expenses.

(a) Expenses Paid by Adviser.

(i) Salaries and Fees of Officers. The Adviser will pay all salaries, expenses, and fees of the officers and directors of the Fund who are affiliated with the Adviser.

(ii) Assumption of Expenses by Adviser. The payment or assumption by the Adviser of any expense of the Fund that the Adviser is not required by this Agreement to pay or assume will not obligate the Adviser to pay or assume the same or any similar expense on any subsequent occasion.

(b) Expenses Paid by Fund. The Fund will bear all expenses of its organization, operations, and business not specifically assumed or agreed to be paid by the Adviser as provided in this Agreement. In particular, but without limiting the generality of the foregoing, the Fund will pay:

(1) Custody and Accounting Services. All expenses of the transfer, receipt, safekeeping, servicing and accounting for the cash, securities, and other property of the Fund, for the benefit of the Fund, including all charges of depositories, custodians, and other agents, if any;

(2) Shareholder Servicing. All expenses of maintaining and servicing shareholder accounts, including all charges for transfer, shareholder recordkeeping, dividend disbursing, redemption, and other agents for the benefit of the Fund, if any;

(3) Contractholder Communications. All expenses of preparing; setting in type, printing, and distributing reports and other communications to contractholders;

(4) Contractholder Meetings. All expenses incidental to holding meetings of contractholders, including the printing of notices and proxy material, and proxy solicitation therefor;

(5) Prospectuses. All expenses of preparing, setting in type, and printing of annual or more frequent revisions of the prospectus and of mailing them to contractholders;

(6) Pricing. All expenses of computing the Fund's net asset value per share, including the cost of any equipment or services used for obtaining price quotations;

(7) Communication Equipment. All charges for equipment or services used for communication between the Adviser or the Fund or Fund and the custodian, transfer agent or any other agent selected by the Fund;

(8) Legal and Accounting Fees and Expenses. All charges for services and expenses of the Fund's legal counsel, including counsel to the disinterested Directors of the Fund, and independent auditors for the benefit of the Fund;

(9) Board of Director's Fees and Expenses. All compensation of the Board of Directors, other than those affiliated with the Adviser, and all expenses incurred in connection with their service;

(10) Federal Registration Fees. All fees and expenses of registering and maintaining the registration of the Portfolios under the Act and the Registration of the Portfolios' Fund Shares under the Securities Act of 1933, as amended (the "33 Act"), including all fees and expenses incurred in connection with the preparation, setting in type, printing, and filing, of any registration statement and prospectus under the 33 Act or the Act, and any amendments or supplements that may be made from time to time;

(11) State Registration Fees. All fees and expenses of qualifying and maintaining qualification of the Fund and of Fund Shares for sale under securities laws of various states or jurisdictions, if any, and of registration and qualification of the Fund under all other laws applicable to the Fund or its business activities (including registering the Fund as a broker-dealer, or any officer of the Fund or any person as agent or salesman of the Fund in any state);

(12) Issue and Redemption of Shares. All expenses incurred in connection with the issue, redemption, and transfer of portfolio Shares, including the expense of confirming all portfolio Share transactions, and of preparing and transmitting the portfolio's stock certificates;

(13) Bonding and Insurance. All expenses of bond, liability, and other insurance coverage required by law or deemed advisable by the Board of Directors;

(14) Brokerage Commissions. All brokers' commissions and other charges incident to the purchase, sale, or lending of a portfolio's securities;

(15) Taxes. All taxes or governmental fees payable by or with respect of the Fund to federal, state, or other governmental agencies, domestic or foreign, including stamp or other transfer taxes;

(16) Trade Association Fees. All fees, dues, and other expenses incurred in connection with the Fund's membership in any trade association or other investment organization; and

(17) Nonrecurring and Extraordinary Expenses. Such nonrecurring expenses as may arise, including the costs of actions, suits, or proceedings to which the Fund is a party and the expenses the Fund may incur as a result of its legal obligation to provide indemnification to its officers, directors, and agents.

3. Advisory Fees. For its services pursuant to this Agreement, the Fund will pay the Adviser an annual fee, based on the value of the average daily net assets of the applicable Portfolio. The fee is set forth in Schedule B. The Schedule may be amended from time to time; with the exception to the fee waiver and reimbursement provisions set forth under Schedule B upon execution of this Agreement. Any change in the Schedule relating to any new or existing Portfolios will not require the approval of shareholders of any other Portfolio.

(a) Method of Computation. The fee will be accrued for each calendar day and the sum of the daily fee accruals will be paid monthly to the Adviser on the first business day of the next succeeding calendar month. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the applicable annual rate described above in this Paragraph 3, and multiplying this product by the net assets of the Portfolios as determined in accordance with the prospectus as of the close of business on the previous business day on which the Fund was open for business.

(b) Proration of Fee. If this Agreement becomes effective or terminates before the end of any month, the fee for the period from the effective date to the end of such month or from the beginning of such month to the date of termination, as the case may be, will be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination occurs.

4. Brokerage. Subject to the approval of the Fund's Board of Directors, the Adviser, in carrying out its duties under Paragraph 1A, may cause the Fund, with respect to the Fund or any of its Portfolios, to pay a broker-dealer which furnishes brokerage or research services, as such services are defined under Section 28(e) of the Securities Exchange Act of 1934, as amended (the "34 Act") or formal/informal staff opinions a higher commission than that which might be charged by another broker-dealer which does not furnish brokerage or research services or which furnishes brokerage or research services deemed to be of lesser value, if such commission is deemed reasonable in relation to the brokerage and research services provided by the broker-dealer, viewed in terms of either that particular transaction or the overall responsibilities of the Adviser with respect to the accounts as to which it exercises investment discretion (as such term is defined under Section 3(a)(35) of the '34 Act or rules).

5. Adviser's Use of the Services of Others. The Adviser may (at its cost except as

contemplated by Paragraph 4 of this Agreement) employ, retain or otherwise avail itself of the services or facilities of other persons or organizations, for the purpose of performing its obligations hereunder, with the approval of the Fund's Board of Directors. The Adviser shall be responsible for the oversight of such persons in fulfilling its obligations hereunder.

6. Ownership of Records. All records required to be maintained and preserved by the Fund pursuant to the provisions of rules or regulations of the Securities and Exchange Commission under Section 31(a) of the Act and maintained and preserved by the Adviser on behalf of the Fund are the property of the Fund, and will be surrendered by the Adviser promptly on request by the Fund.

7. Reports to Adviser. The Fund will furnish or otherwise make available to the Adviser such prospectuses, financial statements, proxy statements, reports, and other information relating to the business and affairs of the Fund as the Adviser may, at any time or from time to time, reasonably require in order to discharge its obligations under this Agreement.

8. Limitation of Liability of Adviser. Neither the Adviser nor any of its officers, directors, employees, or controlling persons, with respect to this Agreement, will be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with matters to which this Agreement relates, except for loss resulting from willful misfeasance, bad faith, or gross negligence in the performance of its or his or her duties on behalf of the Fund or from reckless disregard by the Adviser of the duties of the Adviser under this Agreement.

In no event will the Adviser be liable for indirect, special, or consequential damages (even if the Adviser has been advised of the possibility of such damages) arising from the obligations assumed hereunder and the services provided for by this Agreement, including but not limited to lost profits, loss of use of accounting systems, cost of capital, cost of substitute facilities, programs or services, downtime costs, or claims of the Fund's shareholders for such damage.

9. Use of Adviser's Name. The Fund may use the name "Calvert Asset Management Company" or "CAMCO" only with the approval of the Adviser and only for so long as this Agreement or any extension, renewal or amendment hereof remains in effect, including any similar agreement with any organization which will have succeeded to the business of the Adviser as investment advisor.

10. Term of Agreement. The term of this Agreement will begin on the date first above written, and unless sooner terminated as hereinafter provided, will remain in effect until January 1, 2010. Thereafter, this Agreement will continue in effect from year to year, with respect to the Fund, subject to the termination provisions and all other terms and conditions hereof, so long as such continuation will be specifically approved at least annually (a) by either the Board of Directors of the Fund, or by vote of a majority of the outstanding voting securities of the relevant Portfolio; (b) in either event by the vote, cast in person at a meeting called for the

purpose of voting on such approval, of a majority of the directors of the Fund, with respect to the Fund, who are not parties to this Agreement or interested persons of any such party; and (c) The Adviser will not have notified the Fund, in writing, at least 60 days prior to December 31, 2009 or prior to March 10 of any year thereafter, that it does not desire such continuation. The Adviser will furnish to the Fund, promptly upon its request, such information as may reasonably be necessary to evaluate the terms of the Agreement or any extension, renewal or amendment hereof.

11. Amendment and Assignment of Agreement. This Agreement may be amended by the parties subject to federal regulatory requirements. This Agreement may not be assigned without the affirmative vote of a majority of the outstanding voting securities of the relevant Portfolio(s). This Agreement will automatically and immediately terminate in the event of its assignment.

12. Termination of Agreement. This Agreement may be terminated by either party hereto, without the payment of any penalty, upon 60 days' prior notice in writing to the other party; provided, that in the cases of termination by the Fund, with respect to the Fund, such action will have been authorized by resolution of a majority of the directors who are not parties to this Agreement or interested persons of any such party, or by vote of a majority of the outstanding voting securities of the Fund.

13. Miscellaneous.

(a) Captions. The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

(b) Interpretation. Nothing herein contained will be deemed to require the Fund to take any action contrary to its Articles of Incorporation or Bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the board of directors of the Fund of its responsibility for and control of the conduct of the affairs of the Fund. This Agreement will be construed and enforced in accordance with and governed by the laws of the State of Maryland.

(c) Definitions. Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from a term or provision of the Act will be resolved by reference to such term or provision of the Act and to interpretations thereof, if any, by the United States courts or, in the absence of any controlling decision of any such court, by rules, regulations or orders of the Securities and Exchange Commission validly issued pursuant to the Act. Specifically, the terms "vote of a majority of the outstanding voting securities," "interested person," assignment," and "affiliated person" as used in Paragraphs 2, 8, 10, 11, and 12 hereof, will have the meanings assigned to them by Section 2(a) of the Act. In addition, where the effect of a requirement of the Act reflected in any provision of this Agreement is relaxed by a rule, regulation or order of the Securities and Exchange Commission, whether of special or of general application, such provision will be deemed to incorporate the effect of such rule, regulation or order.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

CALVERT ASSET MANAGEMENT COMPANY, INC.
By: William M. Tartikoff
Title: Senior Vice President

SUMMIT MUTUAL FUNDS, INC.
By: Ronald M. Wolfsheimer
Title: Treasurer

INVESTMENT ADVISORY AGREEMENT
SCHEDULE A

SUMMIT APEX SERIES
Large Cap Growth Fund
High Yield Bond Fund
Short-term Government Fund

SUMMIT PINNACLE SERIES
Zenith Portfolio
S&P 500 Index Portfolio
S&P MidCap 400 Index Portfolio
Balanced Index Portfolio
Nasdaq-100 Index Portfolio
Russell 2000 Small Cap Index Portfolio
EAFE International Index Portfolio
Lehman Aggregate Bond Index Portfolio
Inflation Protected Plus Portfolio
Lifestyle ETF Market Strategy Target Portfolio
Lifestyle ETF Market Strategy Conservative Portfolio
Lifestyle ETF Market Strategy Aggressive Portfolio
Natural Resources Portfolio

INVESTMENT ADVISORY AGREEMENT
SCHEDULE B

Listed below are the portfolios of Summit Mutual Funds, Inc. that are entitled to receive investment advisory services from Calvert Asset Management Company, Inc. (the "Adviser") under the Investment Advisory Agreement dated December 12, 2008, and which will pay fees calculated at the following annual rates* to the Adviser pursuant to Section 3 of the Agreement:

SUMMIT APEX SERIES	
Large Cap Growth Fund	0.75%
High Yield Bond Fund	0.65%
Short-term Government Fund	0.45%
SUMMIT PINNACLE SERIES	
Zenith Portfolio	0.64%
S&P 500 Index Portfolio	0.25%
S&P MidCap 400 Index Portfolio	0.30%
Balanced Index Portfolio	0.30%
Nasdaq-100 Index Portfolio	0.35%
Russell 2000 Small Cap Index Portfolio	0.35%
EAFE International Index Portfolio	0.56%
Lehman Aggregate Bond Index Portfolio	0.30%
Inflation Protected Plus Portfolio	0.50%
Lifestyle ETF Market Strategy Target Portfolio	0.55%
Lifestyle ETF Market Strategy Conservative Portfolio	0.55%
Lifestyle ETF Market Strategy Aggressive Portfolio	0.55%
Natural Resources Portfolio	0.55%

* Calvert has agreed to cap total net expenses for each Fund for two years at the current net expense rate of the respective Fund in effect as of November 30, 2008.

For its services under this Investment Advisory Agreement, Adviser is entitled to receive the fees indicated above based on average net assets.